Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
Phone: 206 359-8000
Fax: 206 359-9000
www.perkinscoie.com
May 22, 2009
Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628
Dear Ms. Duru:

Re:	Starbucks Corporation
Schedule TO-I
Filed May 1, 2009
SEC File No. 5-45059
     Pursuant to the oral comment we received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on May 21, 2009, and on behalf of our client, Starbucks Corporation (the “Company”), we are supplementing the Company’s response to what was Comment No. 1 in your letter dated May 19, 2009 (the “Comment Letter”) containing the comments of the Staff to the Company’s Schedule TO-I, filed May 1, 2009 (the “Schedule TO”).
Schedule TO-I
Exhibit 99(A)(1): Offering Memorandum
Summary Term Sheet
Original Comment No. 1
     Please confirm, if true, that there is no variation in the number of shares underlying each option that is exchanged for a new option. That is, confirm if true, that securityholders who tender options (each of which is exercisable for one share) would receive a lesser number of options (based on the exchange ratio), each of which is also exercisable for one share.

Mellissa Duru
Securities and Exchange Commission
May 22, 2009

Supplemental Response to Comment No. 1
     The Company confirms to the Staff that there is no variation in the number of shares underlying each option that is exchanged for a new option; that is, that eligible individuals who tender options (each of which is exercisable for one share) will receive a lesser number of options (based on the exchange ratio), each of which is also exercisable for one share. Stated another way, each stock option granted in exchange for an old stock option is exercisable for one share of the Company's common stock.
     In the exchange offer documents, as well as in this letter, the term “stock option” refers to an option to purchase one share of our common stock and an individual “stock option grant” may consist of one or more underlying “stock options.”
     The following explanation and example (which was also provided in the Frequently Asked Questions (FAQs) that were filed as Exhibit (a)(1)(D) to the Schedule TO) illustrate the mechanics of the exchange.
     The number of new stock options that an eligible partner receives will depend on the exercise price(s) of his or her surrendered eligible stock options and the applicable exchange ratios, as shown below. Note that the exchange ratios apply to each stock option grant separately. This means that the various stock option grants may be subject to different exchange ratios.

The Exchange Ratio Is
If the Per Share Exercise Price of an	(Eligible Stock Options
Eligible Stock Option Grant Is	to New Stock Options)
$19.01 to $24.99	2.01-to-1
$25.00 to $29.99	3.19-to-1
$30.00 to $34.99	3.54-to-1
$35.00 and above	4.44-to-1
     The following example illustrates how the exchange ratios will apply in a hypothetical exchange of eligible stock options:

Eligible Stock Option Grant	Exercise Price	Exchange Ratio	New Stock Option Grant
120 stock options	$22.87	2.01-to-1	60 stock options (120 divided by 2.01 — rounded to the nearest whole stock option)
310 stock options	$36.75	4.44-to-1	70 stock options (310 divided by 4.44 — rounded to the nearest whole stock option)
Total Stock Options Exchanged: 430			Total New Stock Options: 130
     The Company believes that any potential risk of confusion on the part of an eligible partner regarding the number of new stock options to be issued in the exchange offer is mitigated by the fact that the exact number of new stock options that he or she will receive in exchange for tendered options is set forth in both the individualized paper election form mailed to each eligible partner with the offer materials and on the Company’s stock option exchange program

Mellissa Duru
Securities and Exchange Commission
May 22, 2009

website. An example of how this information is provided to eligible partners in the paper election form and on the website is set forth below (and was also included as part of the website screen shots filed as Exhibit (a)(1)(G) to the Schedule TO).

						Total Number
						of New Stock	Make ONE
						Options	Election for
Eligible Stock			Total Number of			to Be	Each Eligible
Option		Grant	Eligible Stock	Exercise	Exchange	Granted in	Stock Option
Grant #	Grant ID	Date	Options	Price	Ratio	Exchange*	Grant
9999999	TEST01	4/19/2007	200	$22.8700	2.01 to 1	100	☐ Exchange
							☐ Do Not Exchange
9999997	TEST03	11/17/2005	100	$30.4200	3.54 to 1	28	☐ Exchange
							☐ Do Not Exchange
9999998	TEST02	11/21/2006	150	$36.7500	4.44 to 1	34	☐ Exchange
							☐ Do Not Exchange

*	Please note that Starbucks will not issue any fractional new stock options. The amounts in the column “Total Number of New Stock Options to Be Granted in Exchange” have been rounded to the nearest whole stock option (with greater than or equal to 0.5 being rounded up).
     The information set forth in the table above, including the exchange ratios, was fixed at the time of commencement of the exchange offer and is not subject to change (without amending the terms of the offer, disseminating revised offer materials and extending the offer). We note that the only way for an eligible partner to elect to participate in the exchange offer is to complete a paper election form or make the election online at the stock option exchange program website, in each case by selecting either “Exchange” or “Do Not Exchange” for each eligible stock option grant. Thus, an eligible partner could not make an election to “Exchange” eligible options without seeing the total number of new stock options to be granted in the exchange.
     The Company has asked us to advise the Staff that:
1.	the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings;

Mellissa Duru
Securities and Exchange Commission
May 22, 2009

2.	the Company acknowledges that Staff comments or changes to disclosures in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

3.	the Company will not assert the SEC’s review of the Schedule TO as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
     If you require further clarification or have any additional questions or comments concerning the foregoing or the Schedule TO, please do not hesitate to call me or Andrew Moore at (206) 359-8888.
Sincerely,
/s/ Sue Morgan
Sue Morgan

cc:	Paula E. Boggs Sophie Hager Hume Sarah Mock Casey M. Nault Devin Stockfish (Starbucks Corporation) Andrew B. Moore (Perkins Coie LLP)